UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               Peoplesupport Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                     common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   712714302
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                                 (CUSIP Number)

                                November 4, 2004
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 712714302

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

                Deephaven Capital Management LLC
                41-1908497

2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) N/A
         (b) N/A


3.       SEC Use Only


4.       Citizenship or Place of Organization
                Delaware


                        5.       Sole Voting Power
                                        1,233,424
Number of
Shares                  6.       Shared Voting Power
Beneficially                            0
Owned by
Each                    7.       Sole Dispositive Power
Reporting                               1,233,424
Person With
                        8.       Shared Dispositive Power
                                        0

9.       Aggregate Amount Beneficially Owned by Each Reporting Person
                        1,233,424

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


11.      Percent of Class Represented by Amount in Row (9)
                6.9%

12.      Type of Reporting Person (See Instructions)
                00

Item 1.
         (a)      Name of Issuer
                        Peoplesupport Inc.
         (b)      Address of Issuer's Principal Executive Offices
                        1100 GLENDON AVENUE
                        SUITE 1250
                        LOS ANGELES CA 90024

Item 2.
         (a)      Name of Person Filing
                        Deephaven Capital Management LLC
         (b)      Address of Principal Business Office or, if none, Residence
                        130 Cheshire Lane, Suite 102, Minnetonka, MN 55305
         (c)      Citizenship
                        Delaware
         (d)      Title of Class of Securities
                        Common
         (e)      CUSIP Number
                        712714302

Item 3. If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a)      [ ]      Broker or dealer registered under section 15 of the
                           Act (15 U.S.C. 78o);

         (b)      [ ]      Bank as defined in section 3(a)(6) of the Act
                           (15 U.S.C. 78c);

         (c)      [ ]      Insurance company as defined in section 3(a)(19) of
                           the Act (15 U.S.C. 78c);

         (d)      [ ]      Investment company registered under section 8 of the
                           Investment Company Act of 1940 (15 U.S.C. 80a-8);

         (e)      [ ]      An investment adviser in accordance with
                           ss.240.13d-1(b)(1)(ii)(E);

         (f)      [ ]      An employee benefit plan or endowment fund in
                           accordance with ss.240.13d-1(b)(1)(ii)(F);

         (g)      [ ]      A parent holding company or control person in
                           accordance with ss.240.13d-1(b)(1)(ii)(G);

         (h)      [ ]      A savings associations as defined in Section 3(b) of
                           the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)      [ ]      A church plan that is excluded from the definition of
                           an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)      [ ]      Group, in accordance withss.240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned:
                        1,233,424
         (b)      Percent of class:
                        6.9%
         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote:
                                1,233,424
                  (ii)     Shared power to vote or to direct the vote:
                                0
                  (iii)    Sole power to dispose or to direct the disposition
                           of:
                                1,233,424
                  (iv)     Shared power to dispose or to direct the disposition
                           of:
                                0


Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

N/A


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.  Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to ss.240.13d(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.  Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10. Certification


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date
April 4, 2005



Signature


/s/ Jim Korn
Jim Korn, Chief Legal Officer
Name/Title